Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: The Procter & Gamble Company
Commission File No.: 001-00434

Transaction to Merge the Folgers Coffee Business into The J. M. Smucker Company June 2008

The J. M. Smucker Company Forward-Looking Information This communication contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. These include statements regarding estimates of future earnings and cash flows and expectations as to the closing of the transaction. Other uncertainties include, but are not limited to, general economic conditions within the U.S., strength of commodity markets from which raw materials are procured and the related impact on costs, the ability to obtain regulatory and shareholders' approval without unexpected delays or conditions, integration of the merged businesses in a timely and cost effective manner, retention of supplier and customer relationships and key employees, the ability to achieve synergies and cost savings in the amounts and within the time frames currently anticipated, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in reports file by the Company with the Securities and Exchange Commission, including Forms 10-Q, 10-K and 8-K. 2

Additional Information In connection with the proposed transaction between Smucker and P&G, Smucker will file a registration statement on Form S-4 with the U. S. Securities and Exchange Commission ("SEC"). Such a registration statement will include a proxy statement of Smucker that also constitutes a prospectus of Smucker, and will be sent to the shareholders of Smucker. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter and Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572, or by calling (800) 742-6253. This communication is not a solicitation of a proxy from any security holder of Smucker. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on June 26, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on July 9, 2007. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on August 28, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on August 28, 2007.

Transaction Summary Smucker to merge the Folgers coffee business from P&G into the Company for consideration of approximately $3.3 billion, including the assumption of approximately $350 million of Folgers debt Reverse Morris Trust transaction structure 100% stock consideration Existing Smucker shareholders to own 46.5% of combined company; P&G shareholders to receive approximately 63 million Smucker shares and own 53.5% of combined company Smucker will pay a special one-time dividend of $5 per share to Smucker shareholders, as of the record date prior to the merger Closing expected fourth quarter of calendar 2008 Subject to customary closing conditions including regulatory and Smucker shareholder approvals

Key Messages Great Strategic Fit Strengthens Our Portfolio of Brands Ten number one brands First $1 billion brand Adds to size and scale Financially Compelling Accretive to earnings Expands margins and earnings Significantly increases free cash flow

Attractive Strategic Fit Strong #1 Brand Center-of-Store North America VISION STATEMENT We will own and market food brands which hold the #1 market position in their respective category, with an emphasis on North America

Enhances Center-of-Store Presence

FY 2002 1 FY 2004 3 FY 2005 8 FY 2009 15 Increases Smucker's Scale and Reach Market opportunity ($ in billions)

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Sales by Category Fruit Spreads Peanut Butter Oils & Shortening Baking Canned Milk All Other 13 19 14 18 10 28 Fruit Spreads Peanut Butter Oils & Shortening Baking Canned Milk Coffee All Other 7 11 8 11 6 42 15 26% 18% 13% 14% 19% 42% 7% 8% 11% 6% 15% 10% 11% Fruit Spreads Peanut Butter Oils & Shortening Baking Canned Milk All Other Fruit Spreads Peanut Butter Oils & Shortening Baking Canned Milk All Other Coffee Before Transaction Estimated After Transaction

Seamless transition with customers Timely integration Achieving synergies Blending cultures "People" Basic Belief Investing in brands Keys to a Successful Merger

Proven Acquisition Expertise 12 FY 2003 FY 2005 FY 2007 FY 2008 KING KELLY FY 2009 FY 2004

Compelling Financial Benefits Positive earnings impact EPS accretive by 9% on a full-year run rate basis, excluding merger and integration costs, and after reflecting the impact of interest expense related to the special dividend to Smucker shareholders Improved profitability EBITDA margin expansion of nearly 300 basis points Strong cash flow generation Combined free cash flow of approximately $400 million Consistent dividend payout/yield expectations Financial flexibility to pursue acquisitions and repurchase shares

Projected Free Cash Flow 2009 Cash From Operations $ 515 Capital Expenditures $(115) Free Cash Flow $ 400 Ordinary Dividends $ 160 ($ in millions) Note: FCF defined as cash flow from operations less normalized changes in working capital and capital expenditures. Pro forma

Debt Profile Supports Continued Growth Stronger balance sheet post-closing Modest leverage and strong cash flow will facilitate pursuit of shareholder value Investments Acquisitions Share repurchase / dividends 2009 Standalone Smucker Pro forma 2009 Combined Smucker Total Debt $790mm $1,440mm Debt / EBITDA 2.1x 1.8x Interest Coverage 8.1x 9.7x

Highlights Iconic brand with a #1 position in its category Enhances and further diversifies portfolio of leading food brands Increases scale in core, center-of-store, destination category Significant synergies and accretive in FY 2009 Significantly improved margin profile (+300 bps) Significant free cash flow generation of approximately $400 million Enhanced ability to continue acquisition strategy and return value to shareholders Experienced management - proven execution and integration track record Note: FCF defined as cash flow from operations less normalized changes in working capital and capital expenditures. A Compelling Transaction for Shareholders

Transaction to Merge the Folgers Coffee Business into The J. M. Smucker Company June 2008